                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            REPTRON ELECTRONICS,INC.
                            ------------------------
                                (NAME OF ISSUER)

                          $.01 Par Value Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   76026W109
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 Paul J. Plante
           14401 McCormick Drive, Tampa, Florida 33626: (813) 854-2351
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                January 7, 1999
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.







---------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                              (Page 1 of 10 Pages)

CUSIP NO.  76026W109                   13D      PAGE   2     OF  10       PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS                  Michael L. Musto
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                      U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                          2,082,902 (see item 5)
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                    2,082,902 (see item 5)
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       2,082,902 (see item 5)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      33.1%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                   IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 76026W109              13D          PAGE 3      OF    10     PAGES
          -----------------                        ------       ------

  (1)     NAMES OF REPORTING PERSONS      MLM, Inc.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                  00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                  Nevada, U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                         -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                          1,942,522         (see item 5)
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                        -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                    1,942,552         (see item 5)
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,942,552         (see item 5)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  31.6%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                  CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 76026W109                           13D      PAGE 4 OF 10 PAGES

  (1)     NAMES OF REPORTING PERSONS     Michael L. Musto Revocable Living Trust
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     2,082,902   (see item 5)
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               2,082,902   (see item 5)
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,082,902   (see item 5)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          33.1%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          00
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1   SECURITY AND ISSUER

         Title of Securities:           Common Stock, par value $.01 per share
                                        (the "Common Stock") of Reptron
                                        Electronics, Inc. (the "Issuer")

         Name and Address of Issuer:    Reptron Electronics, Inc.
                                        14401 McCormick Drive
                                        Tampa, Florida 33626



ITEM 2   IDENTITY AND BACKGROUND

         Item 2(a) This Schedule 13D relates to Michael L. Musto ("Musto"), MLM, Inc., a Nevada corporation ("MLM"), as general partner of MLM Investment Company Limited Partnership, a Nevada limited partnership ("MLM Ltd"), and Michael L. Musto Revocable Living Trust ("MLM Trust") (each may also be referred to as the "Reporting Person"). Musto is the sole officer, director, and shareholder of MLM. MLM Trust, of which Musto is the trustee, is both a general and a limited partner of MLM Ltd.

                           The number of additional shares of Common Stock reported in this Amendment No. 3 to Schedule 13D as being beneficially owned by each Reporting Person is based on an assumed conversion of the full principal amount of the 6 3/4 Convertible Subordinated Notes, due 2004, purchased by MLM Trust on January 7, 1999 (the "Debentures"). The Debentures are convertible into Common Stock at the rate of 35.0877 shares of Common Stock per each $1,000 principal amount of the Debentures.

         Item 2(b)         The business address for Musto and MLM Trust is:
                           14401 McCormick Drive
                           Tampa, FL  33626

                           The business address for MLM is:
                           c/o Beckley Singleton DeLanoy
                           530 Las Vegas Blvd., S.
                           Las Vegas, Nevada 89101

         Item 2(c) The principal occupation or business of each Reporting Person is as follows:

                           Musto President and Chief Executive Officer of Reptron Electronics, Inc.
                                     14401 McCormick Drive
                                     Tampa, FL  33626

                           MLM Managing General Partner of MLM Ltd: c/o Beckley Singleton DeLanoy
                                     530 Las Vegas Blvd., S.
                                     Las Vegas, Nevada 89101

                           MLM Trust Investor
                                     14401 McCormick Drive
                                     Tampa, Florida 33626



                               Page 5 of 10 Pages

         Item 2(d)         Criminal Proceedings:    None.

         Item 2(e)         Civil Proceedings:     None.

         Item 2(f) The natural person listed in Item 2(a) above is a United States citizen.


ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On January 7, 1999 MLM Trust (a general and limited partner of MLM Ltd.) acquired the Debentures, in principal amount of $4,000,000, in a private transaction. The MLM Trust used $2,000,000 of cash from the MLM Trust's assets to purchase the Debentures, which are convertible into a total of 140,350 shares of Common Stock.

         In addition, Musto involuntarily acquired and transferred to MLM, Ltd a total of 464,848 shares of Common Stock in connection with the termination of the Issuer's Employee Profit Sharing Plan.


ITEM 4   PURPOSE OF TRANSACTION

         Each Reporting Person named in this statement holds the Debentures and the shares of Common Stock of the Issuer for investment purposes. At this time, no Reporting Person has any specific plan or proposal to acquire or dispose of shares of the Issuer's Common Stock or the Debentures. Consistent with each Reporting Person's investment purpose, each Reporting Person at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of his or its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, the liquidity requirements of each Reporting Person and/or other investment conditions.

Except as set forth above no Reporting Person has any present plans or proposals which would relate to or result in:

         (a) the acquisition by any Reporting Person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


                               Page 6 of 10 Pages

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or

         (j)      any action similar to any of those enumerated in (a) through
                  (i) above.

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

         Item 5(a) Based on an assumed conversion in full of the principal amount of the Debentures acquired by MLM Trust on January 7, 1999:

                           1) Musto would be deemed to be the beneficial owner of 2,082,902 shares of Common Stock (33.1%), including i) 140,350 shares of Common Stock (2.2%) issuable to MLM Trust of which Musto is trustee, upon the conversion of the Debentures and ii) 1,942,552 shares of Common Stock (30.9%) held by MLM Ltd. of which MLM is the managing general partner, and Musto is President and Controlling shareholder of MLM.

                           2) MLM would be deemed to be the beneficial owner of 1,942,552 (30.9%) shares of Common Stock held by MLM Ltd. of which MLM is the managing general partner.

                           3) MLM Trust would be deemed the beneficial owner of 2,082,902 (33.1%) shares of Stock, including i) 140,350 shares of Common Stock (2.2%) issuable to MLM Trust upon the conversion of the Debentures and ii) 1,942,552 shares of Common Stock (30.9%) held by MLM Ltd. of which MLM Trust is both a general and a limited partner.


         Item 5(b) Number of shares of Common Stock of which each Reporting Person has:

                           1)       Sole power to vote or direct vote:
                                            None
                           2)       Shared power to vote or direct vote:
                                            i) 2,082,902 shares of Common Stock
                                    with respect to Musto is shared by virtue of his relationship, as controlling person, with MLM and as trustee of MLM Trust as described in Item 2 and 5(a), above;

                                            ii) 1,942,552 shares of Common Stock
                                    with respect to MLM is shared by virtue of its relationship as general partner of MLM Ltd, as described in Item 2 and 5(a), above; and
                                            iii) 2,082,902 shares of Common
                                    Stock with respect to MLM Trust is shared with Musto, as trustee of the MLM Trust, and with both Musto and MLM as a general and limited partner of MLM Ltd, as described in
                                    Item 2, above.
                           3)       Sole power to dispose or direct disposal of:
                                            None
                           4) Shared power to dispose or direct disposal of:
                                            i) 2,082,902 shares of Common Stock
                                    with respect to Musto is shared by virtue of his relationship, as controlling person, with MLM and as trustee of MLM Trust as described in Item 2 and 5(a) above;

                                            ii) 1,942,552 shares of Common Stock
                                    with respect to MLM is shared by virtue of its relationship as general partner of MLM Ltd, as described in Item 2 and 5(a), above; and


                               Page 7 of 10 Pages

                                            iii) 2,082,902 shares of Common
                                    Stock with respect to MLM Trust, and with both Musto and MLM as a general and limited partner of MLM Ltd, as described in Item 2, above.

         Item 5(c) The only transaction with respect to the Issuer's Common Stock effected during the past sixty days by any Reporting Person was the acquisition of the $4,000,000 face value Debentures by MLM Trust on January 7, 1999 for $2,000,000.

         Item 5(d) Michael L. Musto, as sole director, officer, and shareholder of MLM, the managing general partner of MLM Ltd., has the right to receive and to direct the receipt of dividends from and proceeds from the sale of the shares indicated in Item 11 of the applicable cover page. Mr. Musto has the right to receive proceeds from the sale of the shares of Common Stock indicated in Item 11 of the applicable cover page as trustee of the MLM Trust, a general and a limited partner of MLM Ltd.

         Item 5(e)         Not applicable.



         ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  For a description of the MLM Investment Company Limited Partnership Agreement among MLM (as managing general partner), Musto, as trustee under the MLM Trust (as non-managing general partner and limited partner), and Musto, as trustee under the Michael L. Musto Grantor Retained Annuity Trust dated January 13, 1994 (as limited partner), see the MLM Investment Company Limited Partnership Agreement, included as an exhibit to the
                  Schedule 13D filed with the Commission on February 18, 1997 and incorporated herein by reference.


         ITEM 7   MATERIALS TO BE FILED AS EXHIBITS


                  EXHIBIT 1 MLM Investment Company Limited Partnership Agreement, filed as an exhibit to the
                                    Schedule 13D filed with the Commission by the Reporting Persons, on February 18, 1997.
                  EXHIBIT 2         JOINT FILING AGREEMENT

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 1999

                                             /s/  Michael L. Musto
                                             --------------------------------
                                             Michael L. Musto



                      Page 8 of 10 Pages

                                     MLM, INC.


                                     By:  /s/  Michael L. Musto
                                        -----------------------------
                                        Michael L. Musto, President


                                     MICHAEL L. MUSTO REVOCABLE LIVING TRUST



                                     By:  /s/  Michael L. Musto
                                        -----------------------------
                                        Michael L. Musto, Trustee

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).




















                               Page 9 of 10 Pages

                                    Exhibit 3

                             Joint Filing Agreement

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an amended statement on Schedule 13D filed on January 18, 1999 including any amendment thereto. This Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby executed this Agreement this 18th day of January, 1999.

                                     /s/  Michael L. Musto
                                     -------------------------------------------
                                     Michael L. Musto

                                     MLM, INC.


                                     By:  /s/  Michael L. Musto
                                        ----------------------------------------
                                        Michael L. Musto, President


                                     MICHAEL L. MUSTO REVOCABLE LIVING TRUST



                                     By:  /s/  Michael L. Musto
                                        ----------------------------------------
                                        Michael L. Musto, Trustee















                               Page 10 of 10 Pages